UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 22)*

NORTHERN OIL AND GAS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

665531109

(CUSIP Number)

Paul A. Jorge

TRT Holdings, Inc.

4001 Maple Ave.

Suite 600

Dallas, Texas 75219

214-283-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531109

1.	Name of Reporting Person: TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,876,829

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,876,829

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,876,829

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.9%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 77,195,089 shares of Common Stock issued and outstanding, including (a) 66,195,089 shares of Common Stock issued and outstanding as of November 1, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 5, 2021 (the “Issuer’s Most Recent Form 10-Q”), and (b) 11,000,000 shares of Common Stock sold by the Issuer in a public offering that closed on November 22, 2021, as reported in the Current Report on Form 8-K of the Issuer filed on that date (the “Offering”).

CUSIP No. 665531109

1.	Name of Reporting Person: Cresta Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,409,402

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,409,402

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,409,402

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.8%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Based on 77,195,089 shares of Common Stock issued and outstanding, including (a) 66,195,089 shares of Common Stock issued and outstanding as of November 1, 2021, as set forth in the Issuer’s Most Recent Form 10-Q, and (b) 11,000,000 shares of Common Stock sold by the Issuer in the Offering.

CUSIP No. 665531109

1.	Name of Reporting Person: The Rowling Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 512,820

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 512,820

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 512,820

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.7%(1)

14.	Type of Reporting Person (See Instructions) OO (Private Charitable Foundation)

(1)	Based on 77,195,089 shares of Common Stock issued and outstanding, including (a) 66,195,089 shares of Common Stock issued and outstanding as of November 1, 2021, as set forth in the Issuer’s Most Recent Form 10-Q, and (b) 11,000,000 shares of Common Stock sold by the Issuer in the Offering.

CUSIP No. 665531109

1.	Name of Reporting Person: Rowling Family 2012 Long Term Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 677,488

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 677,488

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 677,488

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.9%(1)

14.	Type of Reporting Person (See Instructions) 00 (Family Trust)

(1)	Based on 77,195,089 shares of Common Stock issued and outstanding, including (a) 66,195,089 shares of Common Stock issued and outstanding as of November 1, 2021, as set forth in the Issuer’s Most Recent Form 10-Q, and (b) 11,000,000 shares of Common Stock sold by the Issuer in the Offering.

CUSIP No. 665531109

1.	Name of Reporting Person: Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,476,539

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 9,476,539

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,476,539(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.3%(1)

14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 77,195,089 shares of Common Stock issued and outstanding, including (a) 66,195,089 shares of Common Stock issued and outstanding as of November 1, 2021, as set forth in the Issuer’s Most Recent Form 10-Q, and (b) 11,000,000 shares of Common Stock sold by the Issuer in the Offering.

CUSIP No. 665531109

The Schedule 13D filed on December 8, 2014 by TRT Holdings, Inc. (“TRT Holdings”), Cresta Investments, LLC (“Cresta Investments”), Cresta Greenwood, LLC and Robert B. Rowling (“Mr. Rowling”) relating to the Common Stock of the Issuer, as amended by Amendment No. 1 filed on January 5, 2015, Amendment No. 2 filed on December 11, 2015, Amendment No. 3 filed on January 15, 2016, Amendment No. 4 filed on January 22, 2016, Amendment No. 5 filed on February 5, 2016, Amendment No. 6 filed on February 16, 2016, Amendment No. 7 filed on February 24, 2016, Amendment No. 8 filed on August 11, 2016, Amendment No. 9 filed on January 27, 2017, Amendment No. 10 filed on October 20, 2017, Amendment No. 11 filed on November 14, 2017, Amendment No. 12 filed on February 5, 2018, Amendment No. 13 filed on April 6, 2018, Amendment No. 14 filed on May 18, 2018, Amendment No. 15 filed on November 16, 2018, Amendment No. 16 filed on February 21, 2020, Amendment No. 17 filed on March 2, 2020, Amendment No. 18 filed on March 12, 2020, Amendment No. 19 filed on February 8, 2021, Amendment No. 20 filed on November 24, 2021, and Amendment No. 21 filed on January 5, 2022 (the “Schedule 13D”) is hereby amended and supplemented as set forth below by this Amendment No. 22 to Schedule 13D filed by TRT Holdings, Cresta Investments, Mr. Rowling, The Rowling Foundation (the “Foundation”) and Rowling Family 2012 Long Term Trust (the “Trust,” and collectively with TRT Holdings, Cresta Investments, Mr. Rowling, and the Foundation, the “Reporting Persons”).

The information required by Instruction C to Schedule 13D with respect to the executive officers and directors of TRT Holdings remains unchanged from the information included as Attachment 1 to Amendment No. 21 to the Schedule 13D. The information required by Instruction C to Schedule 13D with respect to the executive officer and manager of Cresta Investments remains unchanged from the information included as Attachment 2 to Amendment No. 16 to the Schedule 13D. Mr. Rowling, as trustee, has sole voting and investment power with respect to the shares of Common Stock held by the Foundation and the Trust, and there are no other persons for whom information is required to be disclosed by Instruction C to Schedule 13D with respect to the Foundation or the Trust.

Item 4.    Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

Effective February 18, 2022, TRT Holdings, Cresta Investments, Cresta Greenwood, LLC and Mr. Rowling (together, “TRT”) entered into an amended and restated letter agreement (the “New TRT Governance Agreement”) with the Company and certain individuals.

The New TRT Governance Agreement amends and restates the Company’s prior amended and restated letter agreement with the same parties, dated May 15, 2018, which was described in Amendment No. 14 to the Schedule 13D filed on May 18, 2018. Among other things, the New TRT Governance Agreement (i) reduces the number of directors TRT is permitted to nominate to the Company’s Board of Directors (the “Board”) from three to one, (ii) eliminates the requirement that at least one member of the Board nominated by TRT serve on each committee of the Board, and (iii) provides that if, at any time, TRT and its affiliates collectively beneficially own less than 5.0% of the outstanding shares of the Common Stock, TRT will no longer be entitled to any representation on the Board.

The foregoing description of the New TRT Governance Agreement does not purport to be complete and is qualified in its entirety by reference to such document, which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented with the following:

(a)                  At the close of business on February 23, 2022, giving effect to the disposition of Preferred Stock described in paragraph (c) of this Item 5 below, the Reporting Persons beneficially owned, in the aggregate, 9,476,539 shares of Common Stock of the Issuer, which constitute approximately 12.3% of the outstanding Common Stock, of which: (i) TRT Holdings beneficially owned 6,876,829 shares of Common Stock held directly by TRT Holdings, which constitute approximately 8.9% of the Common Stock outstanding; (ii) Cresta Investments beneficially owned 1,409,402 shares of Common Stock held directly by Cresta Investments, which constitute approximately 1.8% of the Common Stock outstanding; (iii) the Foundation beneficially owned 512,820 shares of Common Stock held directly by the Foundation, which constitute approximately 0.7% of the Common Stock outstanding; (iv) the Trust beneficially owned 677,488 shares of Common Stock held directly by the Trust, which constitute approximately 0.9% of the outstanding Common Stock; and (v) Mr. Rowling beneficially owned all 9,476,539 shares of Common Stock, consisting of the shares of Common Stock held directly by TRT Holdings, Cresta Investments, the Foundation and the Trust as set forth above, which, in the aggregate, constitute approximately 12.3% of the outstanding Common Stock (in each case, based on 77,195,089 shares of Common Stock issued and outstanding, including (x) 66,195,089 shares of Common Stock issued and outstanding as of November 1, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 5, 2021, and (y) 11,000,000 shares of Common Stock sold by the Issuer in a public offering that closed on November 22, 2021, as reported in a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on that date.

Mr. Rowling beneficially owns the shares of Common Stock held directly by TRT Holdings due to his ownership of all of the Class B Common Stock of TRT Holdings. Mr. Rowling beneficially owns the shares of Common Stock held directly by Cresta Investments due to his direct and indirect ownership of 100% of the ownership interests in Cresta Investments. Mr. Rowling beneficially owns the shares of Common Stock held directly by the Foundation and the Trust due to his status as trustee of the Foundation and of the Trust. Neither Mr. Rowling nor any Reporting Person other than the Foundation has any pecuniary interest in the shares of Common Stock held by the Foundation.

(b)                  Each of the Reporting Persons, either directly or indirectly, may be deemed to have sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported as beneficially owned by it in Item 5(a).

(c)                  Effective February 18, 2022, the Trust entered into a stock repurchase agreement with the Issuer pursuant to which the Issuer agreed to repurchase all 21,894 shares of the Issuer’s 6.500% Series A Perpetual Cumulative Convertible Preferred Stock, par value $0.001 per share (“Preferred Stock”), owned by the Trust for $2,891,375, or $132.06 per share, in cash. The shares of Preferred Stock were convertible into 95,523 shares of Common Stock at such time. The closing of the repurchase transaction is expected to occur on February 25, 2022. Upon the closing of the transaction, no Reporting Person will own any shares of Preferred Stock.

No Reporting Person has effected any transactions in Common Stock since the date of filing of Amendment No. 21 to the Schedule 13D.

(d)                  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported in Item 5(a).

(e)                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

The information set forth in Item 4 of this Amendment No. 22 to the Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

Exhibit 1	Joint Filing Agreement pursuant to Rule 13d-1(k).

Exhibit 99.1	New TRT Governance Agreement

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of February 23, 2022.

TRT Holdings, Inc.

By:	/s/ T. Blake Rowling
	Name:	T. Blake Rowling
	Title:	President

Cresta Investments, LLC

By:	/s/ Paul A. Jorge
	Name:	Paul A. Jorge
	Title:	Secretary

The Rowling Foundation

By:	/s/ Robert B. Rowling
	Name:	Robert B. Rowling
	Title:	Trustee

Rowling Family 2012 Long Term Trust

By:	/s/ Robert B. Rowling
	Name:	Robert B. Rowling
	Title:	Trustee

/s/ Robert B. Rowling
Robert B. Rowling

Attention—Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).